HighTide Energy Inc.
(dba Accelevate Solutions)

(a Delaware Corporation)

Unaudited Financial Statements

For the years ended December 31, 2025 and 2024

Reviewed by

Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

HighTide Energy Inc. (DBA Accelevate Solutions)

Table of Contents




Independent Accountant's Review Report

May 13, 2026
To: The Shareholders of HighTide Energy Inc.
Re: 2025-2024 Financial Statement Review– HighTide Energy Inc. (dba Accelevate Solutions)

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of HighTide Energy Inc. (dba Accelevate Solutions), which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of HighTide Energy Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
May 13, 2026





HighTide Energy Inc. (DBA Accelevate Solutions)
BALANCE SHEETS
December 31, 2025 and 2024
(Unaudited)

ASSETS		2025		2024
Current Assets				
Cash and cash equivalents	$	4,057	$	128,037
Accounts receivable		29,361		-
Prepaid and other current assets		5,027		-
Total Current Assets		38,445		128,037
Total Assets	$	38,445	$	128,037
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	656,126	$	180,582
Credit card liability		65,813		29,644
Other current liabilities		658		-
Total Current Liabilities		722,597		210,226
Total Liabilities		722,597		210,226
Stockholder's Equity				
Common stock, $0.001 par value; 5,000,000 authorized; 1,908,867 and 1,540,987 issued and outstanding as of December 31, 2025 and 2024, respectively.		1,909		1,541
Additional paid-in capital		3,161,639		1,394,144
Accumulated deficit		(3,847,700)		(1,477,874)
Total Stockholders' Equity		(684,152)		(82,189)
Total Liabilities and Stockholder's Equity	$	38,445	$	128,037

The accompanying footnotes are an integral part of these financial statements.

HighTide Energy Inc. (DBA Accelevate Solutions)
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2025	2024
Revenues	$ 77,533	$ 8,000
Cost of revenue	(35,653)	(217)
Gross profit	41,880	7,783
Operating expenses		
General and administrative	688,797	271,136
Advertising and marketing	4,591	578
Legal and professional services	46,357	19,806
Salaries and wages	679,101	23,072
Share-based compensation	987,883	1,171,085
Total operating expenses	2,406,729	1,485,677
Other income (expense)		
Interest expense	(4,977)	-
Other income	-	20
Total other income (expense), net	(4,977)	20
Net income (Loss)	$(2,369,826)	$(1,477,874)

The accompanying footnotes are an integral part of these financial statements.

HighTide Energy Inc. (DBA Accelevate Solutions)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	Common Stock		Additional paid-in capital	Accumulated deficit	Total Stockholders' equity
	Units	Value ($ par)			
Balance as of February 6, 2024 (date of inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	1,540,987	1,541	223,059	-	224,600
Share-based compensation	-	-	1,171,085	-	1,171,085
Net loss	-	-	-	(1,477,874)	1,477,874
Balance as of December 31, 2024	1,540,987	1,541	1,394,144	(1,477,874)	(82,189)
Issuance of common stock	367,880	368	779,612	-	779,980
Share-based compensation	-	-	987,883	-	987,883
Net loss	-	-	-	(2,369,826)	(2,369,826)
Balance as of December 31, 2025	1,908,867	$ 1,909	$ 3,161,639	$(3,847,700)	$ (684,152)

The accompanying footnotes are an integral part of these financial statements.

HighTide Energy Inc. (DBA Accelevate Solutions)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ (2,369,826)	$ (1,477,874)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Share-based compensation	987,883	1,171,085
Changes in operating assets and liabilities:		
Accounts receivable	(29,361)	-
Prepaid expenses and other current assets	(5,027)	-
Accounts payable	475,544	180,582
Credit Cards Payables	36,169	29,644
Other current liabilities	658	-
Net cash used in operating activities	(903,960)	(96,563)
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	779,980	224,600
Net cash provided by financing activities	779,980	224,600
Net change in cash and cash equivalents	(123,980)	128,037
Cash and cash equivalents at beginning of period	128,037	-
Cash and cash equivalents at end of period	$ 4,057	$ 128,037
Supplemental Information:		
Interest paid	$ (4,977)	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

HIGHTIDE ENERGY INC. (DBA ACCELEVATE SOLUTIONS)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

HighTide Energy Inc, doing business as Accelevate Solutions (the "Company"), was incorporated in the State of Delaware in 2024. The Company is headquartered in Scottsdale, Arizona and operates as a Business-to-Business ("B2B") Software-as-a-Service ("SaaS") provider offering a cloud-based artificial intelligence platform designed to assist enterprise fleet operators in monitoring, modeling, and optimizing fuel and energy consumption across mixed-energy vehicle fleets, including gasoline, diesel, electric, compressed natural gas ("CNG"), and liquefied petroleum gas ("LPG") assets.

The Company's platform, marketed under the trade name Energy Blend Artificial Intelligence ("EBAI™"), enables enterprise customers to collect real-time vehicle telematics data via proprietary integrations with GEOTAB, Inc. hardware devices, and to apply AI-driven simulation tools to model energy consumption and optimize fleet performance. The Company operates as a licensed reseller of GEOTAB telematics devices and data plans for eligible customers.

The Company primarily serves large national enterprise fleet operators in the transportation, logistics, and last-mile delivery sectors. The Company generates revenue primarily from subscription-based arrangements that provide customers with access to its proprietary EBAI platform on a per-device, per-month basis, as well as from hardware pass-through arrangements for greenfield customers requiring GEOTAB devices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recordings of depreciation and amortization, the collectible valuation of accounts receivable and the estimate of valuation of stock-based compensation.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally

HIGHTIDE ENERGY INC. (DBA ACCELEVATE SOLUTIONS)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024
(UNAUDITED)

insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents.

Cash and Cash Equivalents

Cash consists of funds held in the Company's checking accounts. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has no cash equivalents as of December 31, 2025 and 2024.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for expected credit losses in accordance with ASC 326, which is based on management's assessment of the collectability of outstanding receivables. This assessment considers historical collection experience, current economic conditions, and reasonable and supportable forecasts.

The Company routinely evaluates the financial condition of its customers and monitors credit exposures. Historically, the Company has not experienced significant credit losses.

As of December 31, 2025 and 2024, management determined that all accounts receivable are fully collectible; accordingly, no allowance for expected credit losses has been recorded.

Prepaid Expenses

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses

HIGHTIDE ENERGY INC. (DBA ACCELEVATE SOLUTIONS)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024
(UNAUDITED)

for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2025 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025, the unrecognized tax benefits accrual was zero.

Stock Based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. In applying ASC 606, the Company follows the five-step model: (i) identification of the contract with a customer, (ii) identification of the performance obligations in the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations, and (v) recognition of revenue when or as the Company satisfies a performance obligation.

The Company generates revenue from two primary sources:

SaaS Subscription Revenue: The Company provides enterprise fleet operators with continuous access to the EBAI platform on a per-device, per-month basis. Subscriptions are offered under two tiers: a Standard Data Plan for customers using GEOTAB GO9 telematics devices, and a Camera Data Plan for customers using dual-facing AI event detection cameras. The performance obligation is continuous access to the platform, which is satisfied over time as customers simultaneously receive and consume the benefits of the service. Revenue is recognized ratably on a straight-line basis over each monthly subscription period. Invoices are issued on the last day of each month for the following month's subscription. Amounts billed in advance are recorded as deferred revenue and recognized as revenue in the subsequent period.

HIGHTIDE ENERGY INC. (DBA ACCELEVATE SOLUTIONS)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024
(UNAUDITED)

Hardware Pass-Through Revenue: For greenfield customers requiring GEOTAB hardware, the Company acts as a licensed GEOTAB reseller. The Company is evaluating its principal versus agent determination under ASC 606-10-55-36 through 55-40. If determined to be acting as agent, only the net margin on hardware transactions would be recognized as revenue. If determined to be principal, the gross hardware amount would be recognized as revenue with the corresponding GEOTAB cost recorded in cost of revenues. This determination is pending final assessment.

Consulting Revenue (2024 only): The Company recognized limited consulting revenue in 2024, prior to transitioning fully to its SaaS subscription model. Consulting services were billed on a time and materials basis, and revenue was recognized as services were rendered, consistent with the right-to-invoice practical expedient under ASC 606-10-55-18.

Total revenue recognized for the year ended December 31, 2025 and 2024 amounted to $77,533 and $8,000, respectively.

Cost of Revenues

Cost of revenues consists primarily of costs directly associated with delivering the Company's subscription-based platform services and hardware to customers. These costs include: GEOTAB data plan charges (per-device monthly fees invoiced to the Company by GEOTAB as reseller), hardware costs for greenfield device deployments, camera data plan costs for customers using dual-facing AI cameras, and outbound shipping costs for hardware delivered to customers. Cost of revenues does not include human labor, as the platform operates autonomously and device activation does not require direct labor input. Cost of revenues are recognized in the period in which the related revenue is recognized.

For the year ended December 31, 2025 and 2024, cost of revenues amounted to $35,653 and $217, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising and Marketing

The Company expenses advertising costs as they are incurred. For the year ended December 31, 2025 and 2024, the Company incurred advertising and marketing expense amounting to $4,591 and $578, respectively.

NOTE 3 – RELATED PARTIES TRANSACTIONS

Remo Weber / XBO Sales

Remo Weber is a strategic partner and equity holder of the Company (50,000 shares of Common Stock as of December 31, 2025). Mr. Weber provides business development and customer introduction services to the Company through his entity, XBO Sales. The Company pays commissions to Mr. Weber on contracts originated through his introductions. During the year ended December 31, 2025, commissions paid to Mr. Weber totaled $1,250.

Equity-Based Compensation to Founders

During the year ended December 31, 2025, the Company granted fully-vested RSUs to its three founders: 25,000 RSUs to Charles Maury, 100,000 RSUs to Carolyn Maury, and 100,000 RSUs to James L. Maury (collectively 225,000 RSUs). These grants are further described in Note 5 - Equity.

HIGHTIDE ENERGY INC. (DBA ACCELEVATE SOLUTIONS)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024
(UNAUDITED)

NOTE 4 – INCOME TAXES

As of the date these financial statements were available to be issued, the Company's 2025 income tax return has not yet been filed and is currently being processed and is expected to be filed upon completion. The Company is taxed as a C Corporation.

NOTE 5 – EQUITY

Under the Company's Amended and Restated Certificate of Incorporation dated March 25, 2024, the Company is authorized to issue 5,000,000 shares of common stock with a par value of $0.001 per share.

Common Stock

The Company raised funds of $224,600 and issued 1,540,987 shares of Common Stock in 2024. In 2025, the Company raised $779,980 and issued 367,880 shares of common stock in 2025.

As of December 31, 2025 and 2024, the Company had 1,908,867 and 1,540,987 shares of Common Stock outstanding, respectively.

Stockholders' Equity Incentive Plans

The Company adopted the 2024 Strategic Stock Option Plan (the "Plan") in 2024 to attract and retain qualified employees and consultants, provide additional incentives, and promote the success of the Company's business. Under the Plan, the Company may grant Incentive Stock Options ("ISOs"), Nonstatutory Stock Options ("NSOs"), and Restricted Stock awards to eligible employees and consultants.

The Plan continues in effect for a term of ten (10) years unless terminated earlier in accordance with its provisions. Subject to adjustment for stock splits, recapitalizations, and similar equity transactions, the maximum aggregate number of shares authorized for issuance under the Plan is 210,000 shares of common stock, all of which may be issued pursuant to Incentive Stock Options. Shares issued under the Plan may consist of authorized but unissued shares or reacquired shares. The term of each option granted under the Plan shall not exceed ten (10) years from the date of grant. However, in the case of an Incentive Stock Option granted to an employee who owns more than 10% of the voting power of the Company, the option term shall not exceed five (5) years from the grant date.

The exercise price of each option is determined as follows:
- In the case of an Incentive Stock Option granted to an employee who at the time of grant is a Ten Percent Holder, the per share exercise price shall be no less than 110% of the fair market value on the grant date.
- In the case of an Incentive Stock Option granted to any other employee, the per share exercise price shall be no less than 100% of the fair market value on the grant date.
- In the case of a Nonstatutory Stock Option, the per share exercise price shall be determined by the Administrator; provided, however, that if the exercise price is less than 100% of the fair market value on the grant date, such grant must comply with applicable laws and regulations.

As of December 31, 2025:

	Options	Weighted Average Calculated Value

HIGHTIDE ENERGY INC. (DBA ACCELEVATE SOLUTIONS)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024
(UNAUDITED)

Nonvested options		
Total nonvested options outstanding, beginning of year	-	$ 5.01
Granted	364,076	$ 5.01
Vested	(359,576)	$ 5.01
Expired	-	$ -
Total nonvested options outstanding, end of year	4,500	$ 5.01
Options exercised in 2025	134,576	
Options exercisable, end of year	225,000	$ 5.01

As of December 31, 2024:

	Options	Weighted Average Calculated Value
Nonvested options		
Total nonvested options outstanding, beginning of year	-	$ 5.01
Granted	424,325	$ 5.01
Vested	(424,325)	$ 5.01
Expired	-	$ -
Total nonvested options outstanding, end of year	-	$ 5.01
Options exercised in 2024	424,325	$ 5.01
Options exercisable, end of year	-	$ 5.01

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted were as follows:

	2025	2024
Exercise price	$ 5.01	$ 5.01
Fair value share price	$ 5.01	$ 5.01
Volatility	75%	75%
Term	3.5 years	3.5 years
Dividend rate	0%	0%
Risk-free rate	3.73%	4.03%

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation—Stock Compensation*. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, generally corresponding to the vesting period.

The fair value of stock option awards is estimated on the grant date using the Black-Scholes option pricing model, which requires the use of subjective assumptions, including the fair value of the underlying common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield. These assumptions represent management's best estimates and involve inherent uncertainties.

The Company recognizes compensation expense on a straight-line basis over the vesting period and accounts for forfeitures as they occur.

HIGHTIDE ENERGY INC. (DBA ACCELEVATE SOLUTIONS)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024
(UNAUDITED)

Stock-based compensation expense recognized for the years ended December 31, 2025 and 2024 amounted to $987,883 and $1,171,085 respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2024 and incurred a loss since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Issuance of Common Stock

Subsequent to December 31, 2025, the Company issued 149,900 shares of common stock for aggregate consideration of $249,999. Management evaluated this transaction and determined that it represents a non-recognized subsequent event as it occurred after the reporting date.

Management's Evaluation

Management has evaluated subsequent events through May 13, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.